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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934 (Amendment No.)

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[X] Preliminary Information Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))

☐ Definitive Information Statement

__SUNSTYLE CORPORATION____
Name of Registrant As Specified In Its Charter)

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SEC 733A (1-2000)
Previous version obsolete

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SUNSTYLE CORPORATION
4900 Creekside Drive
Clearwater, Florida 33760

INFORMATION STATEMENT

INTRODUCTION

This Information Statement is being furnished to shareholders of Sunstyle Corporation, a Florida Corporation (the Company), in connection with the Plan of Liquidation and Dissolution approved by the Board of Directors and by the holders of a majority of the outstanding shares of the Company's common stock by written consent on March ___, 2003. The Plan of Liquidation and Dissolution (the Plan) is included in this Information Statement.

This information is being provided to you pursuant to Rule 14c-2 under the Securities Exchange Act of 1934, as amended. This Information Statement also constitutes the notice to the Company's shareholders of a corporate action taken by written consent of the stockholders, as required by Section 607.0704 of the Florida Business Corporation Law. This Information Statement is first being mailed to shareholders on or about March ___, 2003. Only shareholders of record at the close of business on March ___, 2003 will be entitled to receive this Information Statement. As of the close of business on the record date, there were _____ shares of Common Stock outstanding, held by approximately ___ holders of record.

Since the Plan has been approved by the holders of a majority of the Company's outstanding stock, you are not being asked to vote your shares with respect to the Plan; the Plan will become effective twenty days after the mailing of the Information Statement. There will be no assets available for distribution to shareholders and shares of the Company's common stock will have no value upon completion of the liquidation.

_____

**WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY**
_____

Table of Contents

                                                                                            Page
Information About the Company; Liquidation and Dissolution Of the Company…………   3

Dissenter's Rights; Regulatory Requirements…………………………………………...   4

Material Federal Income Tax Consequences of the Plan…………………………………   5

Interest of Certain Persons in Matters to be Acted Upon…………………………………   5

Outstanding Voting Securities and Principal Holders……………………………………   6

Incorporation by Reference………………………………………………………………...   7

Where You Can Find More Information……………………………………………….…..   7

Information About the Company; Liquidation and Dissolution of the Company

The Company, directly and through subsidiaries, was engaged in real estate acquisition and development activity and the construction of single family housing on the West Coast of Florida. As reported in the Company's filings with the Securities and Exchange Commission (SEC), the Company's last real estate transaction took place in 1995. Since that time, the Company has not engaged in any business activity but has explored the possibility of merger with several companies. Throughout this period, the Company had no employees and paid no compensation to its president, who devoted most of his business time to other activities. The Company continues to incur administrative expenses relating to maintenance of its corporate status and compliance with SEC regulations.

The Board of Directors has determined that there is no reasonable prospect for a satisfactory merger of the Company and that there is no business reason to continue its existence. Accordingly, the Board of Directors approved a Plan of Liquidation and Dissolution (the Plan) on March ___, 2003 and that plan was approved by written consent of the holders of a majority of the Company's outstanding common stock on March ___, 2003.

The Plan is set forth, in its entirety, below:

RESOLVED, that the Company shall be dissolved upon the Articles of Dissolution becoming effective in accordance with Section 607.1403 of the Florida Business Corporation Act and liquidated, all pursuant to and in accordance with the following Plan of Liquidation and Dissolution:

(1) The appropriate officers are hereby authorized and directed to proceed promptly to wind up the Company's affairs by collecting its assets, paying or providing for its liabilities (including the repayment of Raymond James Financial, Inc. as hereafter described) and distributing any remaining assets to the shareholders; and

(2) As part of the process of providing for the Company's liabilities, the Company shall repay to Raymond James Financial, Inc. all remaining cash, after payment of the expenses incurred in connection with the dissolution and liquidation of the Company, up to the amount of $255,000, representing the principal amount outstanding under the note payable to Raymond James financial, Inc.; and

(3) The appropriate officers of the Company are hereby authorized and directed to pay all fees and taxes and to do and to cause to be done such other acts as they deem necessary or proper in order to carry out the winding up and liquidation of the business and affairs of the Company; and

(4) The appropriate officers of the Company are hereby authorized and empowered to execute such documents as shall be necessary to accomplish the winding up and liquidation of the business and affairs of the Company.

Dissenters' Rights; Regulatory Requirements

Florida law does not provide for any dissenters' rights or rights of appraisal in connection with this action. To the best knowledge of the Company, there are no state or federal regulatory requirements with which the Plan must comply, and no approvals required, other than filing Articles of Dissolution with the Secretary of State of Florida, which the Company plans to do following the 20-day notice provided in this Information Statement.

Material Federal Income Tax Consequences of the Plan

The following discussion summarizes the material federal income tax consequences of the proposed liquidation to shareholders. This discussion is based on the existing provisions of the Internal Revenue Code of 1986 as amended, existing Treasury regulations and current administrative rulings and court decisions, all of which are subject to differing interpretations and all of which are subject to change.

Because the Company does not have sufficient assets to meet all of its obligations, the Company's shareholders will receive no consideration for their shares of stock in connection with the liquidation. Accordingly, those shareholders who have not already done so will be entitled to take a worthless stock deduction upon cancellation of their stock. If the stock is held as a capital asset, the Treasury regulations provide that the loss may be deducted, but only as a loss from sale or exchange of a capital asset on the last day of the taxable year. The amount of the loss will be equal to each shareholder's adjusted basis in Company stock. The deduction so allowed will be subject to the limitations on capital losses. Each shareholder is encouraged to consult with its own tax advisor to determine the specific federal and state income tax consequences of the Company's liquidation.

Interest of Certain Persons in Matters to be Acted Upon

Under the plan of liquidation and dissolution, any funds remaining after payment of expenses of dissolution will be applied to the outstanding promissory note for $255,000 held by Raymond James Financial, Inc. Tom James, a Director of the Company, is the Chairman and Chief Executive Officer of Raymond James Financial, Inc. and a principal shareholder of that Company.

Outstanding Voting Securities and Principal Holders

As of March ___, 2003, there were outstanding 1,096,024 shares of common stock of the Company. The following table sets forth information with respect to the ownership of each person known by the Company to own beneficially more than 5% of the shares of the Company's common stock as of that date, and all executive officers and directors as a group. The information presented below reflects information as set forth in the list of record shareholders available to the Company, or other information known to the Company. A substantial portion of the Company's common stock is held by Depository Trust Company in "street" name, and the Company does not know whether there may be other shareholders whose beneficial interest exceeds 5%:

Name and Address	Beneficially Owned Shares	% of Class
Thomas A. James, Director 880 Carillon Parkway St. Petersburg, FL 33733 (including shares owned by several family trusts)	447,703	41%
Golda Meir Endowment 28050 US 19 North Clearwater, FL 34621	61,500	5.6%
Ralph Quartetti, President, Director 4900 Creekside Drive, Suite H Clearwater, FL 33760	59,440	5.4%
All officers and directors as a group		46.4%

Incorporation By Reference

Certain other information required by Item 14 of the Schedule 14A is contained in the Company's Annual Report on the Form 10-K for the fiscal year ended December 31, 2002 and is incorporated herein by reference. Such information includes, but is not limited to, the description of the Company's business, "Management's Discussion and Analysis of Financial Condition and Results of Operations", selected financial data, and the financial statements for the fiscal years ended December 31, 2001 and 2002.

Where You Can Find More Information

The company has filed annual, quarterly, and current reports, proxy statements, information statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or their information that we file at the commission's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Company's public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the commission.

March 2003   Ralph Quartetti, President